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Exhibit

Exhibit            Description

99.1                 Announcement on 2020/07/01: To announce related materials on acquisition of intangible assets

99.2                 Announcement on 2020/07/17: UMC will convene Q2 2020 Investor Conference

99.3                 Announcement on 2020/07/17: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.4                 Announcement on 2020/07/21: Represent Major subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

99.5                 Announcement on 2020/07/23: To clarify CNA website news on July 23, 2020

99.6                 Announcement on 2020/07/27: UMC Responds to July 23 UDN Report

99.7                 Announcement on 2020/07/27: Represent major subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of machinery and equipment

99.8                 Announcement on 2020/07/27: Represent major subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce the capital increase

99.9                 Announcement on 2020/07/27: Represent major subsidiary HEJIAN TECHNOLOGY (SUZHOU) CO., LTD to announce of Extraordinary Shareholders’ Meeting

99.10               Announcement on 2020/07/09: June Revenue

99.11               Announcement on 2020/07/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of intangible assets

1. Name and nature of the underlying assets (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g., dividend yield, etc.): Software license

2. Date of occurrence of the event: 2020/01/22~2020/07/01

3. Amount, unit price, and total monetary amount of the transaction:

Transaction volume: one batch;

average unit price: NT$364,756,774;

total transaction price: NT$364,756,774

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

MENTOR GRAPHICS (IRELAND) LIMITED, TAIWAN BRANCH; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Matters related to the current disposal of creditors’ rights (including types of collaterals of the disposed creditor’s rights; if creditor’s rights over a related party, announcement shall be made of the name of the related party and the book amount of the creditor’s rights, currently being disposed of, over such related party): NA

8. Profit or loss from the disposal (not applicable in cases of acquisition of securities) (those with deferral should provide a table explaining recognition): NA

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: Base on purchase order payment term.

10. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting

11. Net worth per share of the Company's underlying securities acquired or disposed of: NA

12. Cumulative no. of shares held (including the current transaction), their monetary amount, shareholding percentage, and status of any restriction of rights (e.g., pledges), as of the present moment: NA

13. Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present: NA

14. Broker and broker’s fee: None

15. Concrete purpose or use of the acquisition or disposal: For R&D

16. Any dissenting opinions of directors to the present transaction: NA

17. Whether the counterparty of the current transaction is a related party: No

18. Date of the board of directors’ resolution: NA

19. Date of ratification by supervisors or approval by the Audit Committee: NA

20. Whether the CPA issued an unreasonable opinion regarding the current transaction: NA

21. Name of the CPA firm: NA

22. Name of the CPA: NA

23. Practice certificate number of the CPA: NA

24. Whether the transaction involved in change of business model: No

25. Details on change of business model: NA

26. Details on transactions with the counterparty for the past year and the expected coming year: Depending on the Company’s operation requirements

27. Source of funds: Working capital

28. Any other matters that need to be specified: None

Exhibit 99.2

UMC will convene Q2 2020 Investor Conference

1. Date of institutional investor conference: 2020/07/29

2. Time of institutional investor conference: 17:00

3. Location of institutional investor conference: Online teleconference

4. Outline of institutional investor conference:

UMC Q2 2020 Financial and Operating Results

5. Any other matters that need to be specified: None

Exhibit 99.3

To announce accumulative shares repurchased exceeding NTD$300 million in value

1. Date the cumulative no. of shares currently repurchased accounted for 2 percent or more of the shares issued by the company, or amounted to NT$300 million or more: 2020/07/17

2. No. of shares currently repurchased (shares): 21,000,000 shares

3. Type of shares currently repurchased: Common share

4. Total monetary amount of shares currently repurchased (NTD): NTD$345,548,560

5. Current average repurchase price per share (NTD): NTD$16.45

6. Cumulative no. of the company’s own shares held during the repurchase period (shares): 97,000,000 shares

7. Cumulative no. of the company's own shares held during the repurchase period as a percentage of the total no. of the company’s issued shares: 0.79%

8. Any other matters that need to be specified: None

Exhibit 99.4

Represent Major subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2020/03/31~2020/07/21

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

Average unit price: NT$1,024,025,614;

Total transaction price: NT$1,024,025,614

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Applied Materials South East Asia Pte. Ltd.; Non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: Not applicable

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: Not applicable

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): Not applicable

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: Base on purchase order payment term

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Transaction: price negotiation;

The reference basis for the decision on price: market price;

The decision-making department: the Selection Meeting

10. Name of the professional appraisal firm or company and its appraisal price: Not applicable

11. Name of the professional appraiser: Not applicable

12. Practice certificate number of the professional appraiser: Not applicable

13. The appraisal report has a limited price, specific price, or special price: Not applicable

14. An appraisal report has not yet been obtained: Not applicable

15. Reason for an appraisal report not being obtained: Not applicable

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: Not applicable

17. Name of the CPA firm: Not applicable

18. Name of the CPA: Not applicable

19. Practice certificate number of the CPA: Not applicable

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: Not applicable

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: No

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.5

To clarify CNA website news on July 23, 2020

1. Date of occurrence of the event: 2020/07/23

2. Company name: UNITED MICROELECTRONICS CORP.

3. Relationship with the Company (please enter “the company itself” or “subsidiaries”): the company itself

4. Reciprocal shareholding percentage: N/A

5. Name of the reporting media:

CNA website https://www.cna.com.tw/news/afe/202007230037.aspx

6. Content of the report:

UMC’s operating profit was expected to reach 10-years high, the stock price raised to limit up.

7. Cause of occurrence:

UMC did not announce any profit forecast; the reported figures were estimates made by foreign investor institutions.

UMC will announce Q2 2020 Financial and Operating Results in the institutional investor conference on 2020/07/29.

8. Countermeasures: None

9. Any other matters that need to be specified: None

Exhibit 99.6

UMC Responds to July 23 UDN Report

1. Date of occurrence of the event: 2020/07/27

2. Company name: UNITED MICROELECTRONICS CORP.

3. Relationship with the Company (please enter “the company itself” or “subsidiaries”): the company itself

4. Reciprocal shareholding percentage: N/A

5. Name of the reporting media:

United Daily News website https://udn.com/news/story/7240/4722921

6. Content of the report:

Speculating about UMC’s business and operations

7. Cause of occurrence:

UMC has a clear company policy about not commenting on customers or their order status and has not disclosed any of the business or operation details mentioned in the article. The report is based on the speculation of the journalist. UMC will announce its Q2, 2020 Financial and Operating Results at its institutional investor conference on July 29, 2020.

8. Countermeasures: None

9. Any other matters that need to be specified: None

Exhibit 99.7

Represent major subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2019/09/30~2020/07/27

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

Average unit price: NT$535,015,237;

Total transaction price: NT$535,015,237

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

United Microelectronics Corporation; The Company's Parent-Company

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

Improve Capex efficiency; Not applicable

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: Not applicable

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): Not applicable

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Payment terms: Pay according to the order terms.

Contract restrictions: None.

Other important agreements: None.

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

The manner of deciding on this transaction: price negotiation;

The reference basis for the decision on price: market price;

The decision-making department: Board of Directors

10. Name of the professional appraisal firm or company and its appraisal price: Not applicable

11. Name of the professional appraiser: Not applicable

12. Practice certificate number of the professional appraiser: Not applicable

13. The appraisal report has a limited price, specific price, or special price: Not applicable

14. An appraisal report has not yet been obtained: Not applicable

15. Reason for an appraisal report not being obtained: Not applicable

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: Not applicable

17. Name of the CPA firm: Not applicable

18. Name of the CPA: Not applicable

19. Practice certificate number of the CPA: Not applicable

20. Broker and broker’s fee: Not applicable

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: None

23. Whether the counterparty of the current transaction is a related party: Yes

24. Date of the board of directors’ resolution: 2020/07/27

25. Date of ratification by supervisors or approval by the audit committee: 2020/07/27

26. The transaction is to acquire a real property or right-of-use asset from a related party: No

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: Not applicable

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: Not applicable

29. Any other matters that need to be specified: None

Exhibit 99.8

Represent major subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce the capital increase

1. Date of the board of directors’ resolution: 2020/07/27

2. Source of capital increase funds: Capital increase

3. Number of shares issued (not including those distributed to employees if consisting in capital increase from earnings or capital surplus): Not applicable

4. Par value per share: Not applicable

5. Total monetary value of the issuance: Not applicable

6. Issue price: Not applicable

7. Number of shares subscribed for by or allocated to employees: Not applicable

8. Number of shares publicly sold: Not applicable

9. Ratio of shares subscribed by or allotted as stock dividends to existing shareholders: 100%

10. Handling method for fractional shares and shares unsubscripted for by the deadline: Not applicable

11. Rights and obligations of these newly issued shares: Not applicable

12. Utilization of the funds from the capital increase: Enrich operating capital

13. Any other matters that need to be specified:

United Semiconductor (Xiamen) Co., Ltd. is a limited liability company and does not issue stocks. The registered capital is increased by RMB 3.5 billion this time.

Exhibit 99.9

Represent major subsidiary HEJIAN TECHNOLOGY (SUZHOU) CO., LTD to announce of Extraordinary Shareholders’ Meeting

1. Date of the board of directors’ resolution: 2020/07/27

2. Special shareholders meeting date: 2020/08/11

3. Special shareholders meeting location:

No.333, Xing Hua Street, Suzhou Industrial Park, Suzhou, P.R.China

4. Cause for convening the meeting (1) Reported matters: NA

5. Cause for convening the meeting (2) Acknowledged matters: NA

6. Cause for convening the meeting (3) Matters for Discussion:

Guarantee subsidiary UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

7. Cause for convening the meeting (4) Election matters: NA

8. Cause for convening the meeting (5) Other Proposals: NA

9. Cause for convening the meeting (6) Extemporary Motions: NA

10. Book closure starting date: NA

11. Book closure ending date: NA

12. Any other matters that need to be specified: NA

Exhibit 99.10

United Microelectronics Corporation

July 09, 2020

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of June 2020.

1)	Sales volume (NT$ Thousand)

Period	Items	2020	2019	Changes	%
June	Net sales	14,581,494	11,706,642	2,874,852	24.56%
Year-to-Date	Net sales	86,654,107	68,614,143	18,039,964	26.29%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	5,916,000	5,992,000	21,075,126

Note: On February 26, 2020, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 200 million. The actual amount lent to USC(Xiamen) as of June 30, 2020 was US$ 70 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	748,000	748,000	94,838,068
UMC (Note2)	13,725,120	13,901,440	94,838,068

Note1: On December 12, 2018, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 748 million.

Note2: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019 and December 18, 2019, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 464 million.

4)	Financial derivatives transactions :

aNot under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	769,080	0
Fair Value	0	0	1,793	0
Net profit (loss) from Fair Value	0	0	1,793	0
Written-off Trading
Contracts	0	0	5,771,571	0
Realized profit (loss)	0	0	5,153	0

Exhibit 99.11

United Microelectronics Corporation

For the month of June, 2020

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of May 31, 2020	Number of shares as of June 30, 2020	Changes
--	--	--	--	--

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of May 31, 2020	Number of shares as of June 30, 2020	Changes
--	--	--	--	--